

August 7, 2006

Lee Thompson, Esq.
Jenkens & Gilchrist
A Professional Corporation
1401 McKinney, Suite 2600
Houston, Texas 77010

Re: Handy Hardware Wholesale, Inc.
SC 13E-3 filed July 11, 2006
File No. 5-81907

PRE 14A filed July 11, 2006
File No. 0-15708

Dear Ms. Thompson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE 14A

1.   Rule 14a-4(a)(3) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. <u>See</u> the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, available on our Web site at <u>www.sec.gov</u>. Revise the form of proxy and your document to unbundle the first proposal so that you address each matter separately. If the success of a proposal is contingent on the success of another proposal, so indicate.

August 7, 2006

2.	Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

Summary Term Sheet, page 1

3.	Revise or delete your statement that the summary term sheet is qualified in its entirety by reference to the remainder of the document.

Fairness of the Recapitalization to the Shareholders (Members), page 2

4.	Here or where appropriate please explain the basis for the statement that the "board anticipates that the average amount of patronage rebates distributed will be greater than the average amount of preferred dividends distributed over the past five years."

5.	Please disclose, if known, how many shares of Class B Common Stock have been transferred to third parties.

Special Factors, page 8

Background, Purposes of, and Reasons for the Recapitalization, page 8

6.	Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management relating to the background of the transaction and alternatives considered by the company. Identify the participants in and initiator of each meeting or contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions.

Fairness of Recapitalization to the Shareholders (Members, page 10)

7.	The disclosure currently addresses fairness to the holders of the three classes of security holders as a single group. Please expand your disclosure to explain why the board believed the transaction is fair to each separate class of security holders.

8.	Please revise your disclosure in this section to separately address procedural and substantive fairness.

9.	Please expand your disclosure to explain what consideration in its fairness determination the board gave to the increase in required stock ownership levels and the ability of the company to terminate a member's membership for failure to maintain its merchandise purchase account.

10.	Please expand the third bullet point on page 11 to explain in greater detail why the aggregate supermajority voting provision board supported the fairness determination with respect to each separate class.

11.   Please expand the fifth bullet point on page 11 to explain why the board did not believe the loss in interest will substantially affect your members.

12.   Please disclose any purchase prices paid by the company in the preceding two years. Refer to Instruction (vi) to Item 1014 of Regulation M-A.

13.   Please disclose the existence of any firm offers in the preceding two years. Refer to Instruction (viii) to Item 1014 of Regulation M-A.

Description of the Recapitalization, page 12

14.   In the table on page 16, the example provided indicates that as a result of the Recapitalization the holder would own 200,000 shares of Class C Common Stock.   It is not clear to the staff from the disclosure elsewhere in the document that you would be immediately issuing shares of the Class C Common Stock. Please advise.

Form of Member Contract, page 21

15.   Please expand your disclosure to explain all material changes in the membership agreement.

Material Federal Income Tax Consequences of the Recapitalization, page 30

16.   Please delete reference to Circular 230. Investors are entitled to rely upon your disclosure.

Where Stockholders can find more information, page 80

17.   Explain to us the authority you are relying upon to incorporate by reference the listed documents other than those specifically permitted by Item 14(e) of Schedule 14A. Refer to Note D.3 of Schedule 14A.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

August 7, 2006

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3345 if you have questions or comments..

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions